NO ACT

PE
1-9-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



09038712

March 11, 2009

Eric Mandelbaum
Senior Vice President
Deputy General Counsel and
Assistant Secretary
CIT Group Inc.
1 CIT Drive
Livingston, NJ 07039

Received SEC
MAR 11 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-11-09

Re: CIT Group Inc.
Incoming letter dated January 9, 2009

Dear Mr. Mandelbaum:

This is in response to your letter dated January 9, 2009 concerning the shareholder proposal submitted to CIT Group by the United Brotherhood of Carpenters Pension Fund. We also have received a letter from the proponent dated February 6, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001

March 11, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CIT Group Inc.
Incoming letter dated January 9, 2009

The proposal urges, given the company's participation in the Capital Purchase Program established under the Troubled Asset Relief Program, that the board and its compensation committee implement specified executive compensation reforms that impose limitations on senior executive compensation.

We are unable to concur in your view that CIT Group may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that CIT Group may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We are unable to concur in your view that CIT Group may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that CIT Group may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA EMAIL]

February 6, 2009

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: CIT Group Inc.'s No-action Request Regarding the Shareholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund (the "Fund") hereby submits this letter in reply to CIT Group Inc.'s ("CIT" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance ("Staff") concerning the Fund's Executive Compensation Reforms proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2009 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. This submission is being sent to the Division of Corporation Finance via email and a copy has been provided to the Company.

The Proposal urges the Board of Directors and its compensation committee to implement a recommended set of reforms that imposes important limitations on senior executive compensation given CIT's decision to participate in the Troubled Asset Relief Program ("TARP") established by the Economic Emergency Stabilization Act ("EESA").

CIT states that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3) and 14a-8(e)(2). It is well-established that shareholder proposals concerning the executive compensation of senior executives are appropriate for inclusion in proxy materials and the Company should not be permitted to exclude the Proposal from its 2009 proxy materials.

I. The Proposal Is Neither False Nor Misleading and the Company Should Not Be Permitted to Exclude it Pursuant to Rule 14a-8(i)(3)

Relying on Rule 14a-8(i)(3) the Company contends that the Proposal contains statements that

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

are misleading and vague and therefore may be excluded under Rule 14a-8(i)(3). The Company faces a very high burden when it seeks to exclude the Proposal as false and misleading—a burden the Company fails to meet.

The Company contends that the Proposal does not reference the intended duration of the elements of the Proposal and is therefore vague and indefinite, relying on the Staff's recent decision in *SunTrust Banks, Inc.* (Dec. 31, 2008). However, that Staff decision explicitly relied upon language in the proponent's comment in its response to the company's no-action request to glean some apparent vagueness between the proponent's intent and the literal language of the proposal. The Staff stated:

> There appears to be some basis for your view that SunTrust may exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. In arriving at this position, we note the proponent's statement that the 'intent of the Proposal is that the executive compensation reforms urged in the Proposal remain in effect so long as the company participates in the TARP.' By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms. Accordingly, we will not recommend enforcement action to the Commission if SunTrust omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Unless the reference to the proponent's statement is gratuitous, one must logically conclude it is that very proponent's statement that creates the vagueness and indefiniteness upon which the Staff relied. Otherwise, the Staff would simply have noted that the proposal imposed no limitation on the duration of the specified reforms. The Staff could not so conclude, though, for it is well established that shareholder proposals seeking executive compensation reforms are not required to specify limitations on duration and so are not subject to exclusion under Rule 14a-8(i)(3).

The Proposal seeks a number of reforms that are clearly stated, easy to understand, and would create no confusion for either the Company or shareholders voting on them. It is neither surprising nor grounds for omission that the Proposal does not specify time periods. Neither have innumerable shareholder proposals requesting that companies expense their stock options, reform their executive compensation by establishing pay-for-superior performance, index stock options to peer-group performance, require that future equity compensation grants be performance-vested, or a myriad of other executive compensation proposals. If the Fund's precatory proposal passes and the board chooses to implement the requested reforms, it will exercise its discretion to determine their duration, just as it would have to do were it to implement any other reform requested by shareholders.

II. The Company Is Not Entitled to Exclude the Proposal Under Rule 14a-8(e)(2)

The Company argues that it may exclude the Proposal "because it was premature at the time it was submitted and therefore the submission did not comply with the timeliness requirements of Rule 14a-8(e)(2)." This argument should be rejected for the Proposal complied with the requirements of Rule 14a-8(e)(2) and the Company has not satisfied its burden of persuasion that the Proposal may be excluded.

Rule 14a-8(e)(2) requires that shareholder proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company concedes that the deadline for submission of proposals at CIT Group was November 26, 2008, and that the Proposal was submitted on November 25, 2008. Clearly, the Proposal was submitted prior to the deadline.

The Company argues that the Proposal was "premature at the time it was submitted" because the Proposal stated that CIT Group was a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") although the Company did not enter agreements with the U.S. Department of the Treasury to participate in TARP until December 23, 2008. However, the Company cites no authority for its ripeness argument that the proposal was "premature" nor are we aware of any such precedent. Rule 14a-8(e)(2) simply identifies the means of determining the submission deadline.

The Company's argument that "the underlying facts of the TARP Proposal were untrue when the proposal was submitted to the Company" ignores the fact that the Proposal is accurate for the Company is participating in the TARP; and when the Company releases its proxy materials there will be no confusion for the Proposal accurately notes that participation in TARP.

The Company has failed to satisfy its burden of persuasion and should not be granted leave to exclude the Proposal under Rule 14a-8(e)(2).

III. Conclusion

For the foregoing reasons, the Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should be denied its request to be allowed to exclude the Proposal.

Sincerely,



Edward J. Durkin

Cc: Eric S. Mandelbaum, CIT



Eric S. Mandelbaum
Senior Vice President
Deputy General Counsel and
Assistant Secretary

CIT Group Inc.
1 CIT Drive
Livingston, NJ 07039
Tel: 973-740-5109
Fax: 973-740-5087

January 9, 2009

Via U.S. Mail and email to shareholderproposal@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: CIT Group Inc. – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by CIT Group Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the proposal, dated November 25, 2008, along with the accompanying supporting statement (the "TARP Proposal"), in the form attached hereto as Exhibit A, and submitted for inclusion in the Company's proxy card and proxy statement (the "Proxy Materials") for its 2009 annual meeting of shareholders by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). Also, attached hereto as Exhibit B is the Proponent's correspondence to the Company.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of the Company's intention to omit the TARP Proposal from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the TARP Proposal from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why exclusion of the shareholder Proponent's proposal from the company's Proxy Materials is proper. Enclosed are five additional copies of this letter, including all exhibits and annexes.

Rule 14a-8 authorizes the Company to exclude the TARP Proposal from the Proxy Materials for two reasons:

(1) the TARP Proposal is false and misleading in violation of Rule 14a-9 and therefore may be excluded pursuant to Rule 14a-8(i)(3); and

(2) the TARP Proposal was premature at the time it was submitted and therefore the submission did not comply with the timeliness requirements of Rule 14a-8(e)(2).

(2) the TARP Proposal was premature at the time it was submitted and therefore the submission did not comply with the timeliness requirements of Rule 14a-8(e)(2).

Each of these two reasons is independently sufficient to justify excluding the TARP Proposal from the Company's proxy statement.

1. The Company may exclude the proposal under Rule 14a-8(i)(3) because it is false and misleading in violation of Rule 14a-9.

The TARP Proposal violates Rule 14a-9 because it omits to state a material fact necessary in order to make the statements therein not false or misleading.

Rule 14a-8(i)(3) expressly authorizes the Company to exclude a shareholder's proposal where such proposal violates the proxy rules, including specifically Rule 14a-9. Rule 14a-9(a) prohibits statements which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading.

The Proponent's statements violate Rule 14a-9 because they advocate the implementation of specified executive compensation restrictions but omit any disclosure as to when the proposed restrictions will expire. Absent any statement that these restrictions will be temporary, one must interpret the TARP Proposal's restrictions to apply indefinitely or permanently. The failure to disclose the permanence of these restrictions is likely to mislead the Company's shareholders as to a material fact because of the context in which the restrictions become operative.

Because the TARP Proposal states, "Given that CIT Group Inc. ('Company') is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ('TARP') of the Economic Emergency Stabilization Act of 2008 . . . and has received an infusion of capital from the U.S. Treasury . . . ," the Company's shareholders in considering the TARP Proposal are likely to assume that the proposal's restrictions will be temporary, as the program itself is of a temporary nature.

This would be a reasonable assumption by the shareholders since the executive compensation restrictions imposed by the Emergency Economic Stabilization Act ("EESA") as a result of participating in TARP apply only for so long as the Treasury holds an equity or debt position in the Company purchased under TARP. See, for example, EESA § 111(b)(2)(A) (stating that the prohibition on incentives for taking unnecessary and excessive risks that threaten the value of the financial institution applies only "during the period that the Secretary [of the Treasury] holds an equity or debt position in the financial institution"); and EESA § 111(b)(2)(C) (stating that the prohibition on golden parachute payments shall apply to the financial institution only "during the period that the Secretary [of the Treasury] holds an equity or debt position in the financial institution"). Similarly, the regulations promulgated under EESA that are applicable to financial institutions participating in the Capital Purchase Program under TARP also apply only for so long as the Treasury holds an equity or debt position in the Company purchased under the program. See, for example, 31 C.F.R. § 30.3 (2008) (stating that the prohibition on incentives for taking unnecessary and excessive risks that threaten the value of the financial institution applies to the financial institution only "while the Treasury holds an equity or debt position acquired under the CPP"); 31 C.F.R. § 30.6 (2008) (stating that bonus and incentive compensation shall be subject to recovery by the financial institution if the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria and were paid "during the period that the Treasury holds an equity or debt position acquired under the CPP"); and 31 C.F.R. § 30.8 (2008) (stating that the prohibition on golden parachute payments shall apply to the financial institution only "during the period the Treasury holds an equity or debt position acquired under the CPP"). Unlike the foregoing statues and regulations, however, the TARP Proposal includes no limitation on the duration of the executive compensation restrictions contained therein, and therefore the proposed duration of the restrictions appears in fact to be indefinite or permanent.

Recently, the Staff found a proposal similar to the TARP Proposal to be excludable as vague and indefinite because it did not state the duration of its proposed executive compensation restrictions. *SunTrust Banks, Inc.* (December 31, 2008). The Company therefore submits that, because the duration of the executive compensation restrictions set forth in the TARP Proposal is material and because shareholders are likely to be misled by the Proponent's disclosure, the TARP Proposal violates Rule 14a-9, and Rule 14a-8(i)(3) authorizes the Company to exclude it.

2. The Company may exclude the proposal because it was premature at the time it was submitted and therefore the submission did not comply with the timeliness requirements of Rule 14a-8(e)(2).

Under Rule14a-8(e)(2), a proposal must be received at a company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's 2008 proxy materials stated, "Stockholder proposals to be included in the proxy statement for CIT's next annual meeting must be received by the Secretary of CIT not later than November 26, 2008." This date was calculated pursuant to the guidelines set forth in Rule 14a-8(e)(2).

Although the Proponent submitted the TARP Proposal on November 25, 2008 in advance of the November 26 deadline, the TARP Proposal was premature because it stated, "Given that CIT Group Inc. ('Company') is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ('TARP') of the Economic Emergency Stabilization Act of 2008 . . . and has received an infusion of capital from the U.S. Treasury . . . ." At the time the TARP Proposal was submitted, the Company was not yet eligible to participate in the Capital Purchase Program under TARP and had not received any capital under the program. The Company only became eligible on December 22, 2008, when its application to become a bank holding company under the Bank Holding Company Act of 1956, as amended, was approved by the Board of Governors of the Federal Reserve System. On December 23, 2008, the Company entered into definitive agreements with the U.S. Department of the Treasury to sell perpetual preferred stock and related warrants to the Treasury as a participant in the Capital Purchase Program under TARP. Prior to that time, the Company was not and could not have been a participant in TARP and had not received capital from the Treasury. As a result, the underlying facts of the TARP Proposal were untrue when the proposal was submitted to the Company.

Had the Proponent attempted to submit the TARP Proposal after the Company had actually become a participant in the Capital Purchase Program, the Proponent could not have done so in a timely manner because the November 26, 2008 deadline for the timely receipt of a shareholder proposal would have passed. Accordingly, the Proponent should not be able to receive the benefit of a proposal that was premised on untrue facts when submitted and that would have been untimely when the underlying facts of the proposal became true. The Company therefore submits that it may properly exclude the TARP Proposal as being untimely under Rule14a-8(e)(2).

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff concur that Rule 14a-8 authorizes the Company to exclude the TARP Proposal form the Company's Proxy Materials and to confirm that the Staff will take no action if the Company excludes the TARP Proposal from its Proxy Materials. We would be happy to provide you with additional information and answer any questions that you may have regarding the subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me.

Sincerely,



Eric Mandelbaum

cc: Ed Durkin, United Brotherhood of Carpenters



EXHIBIT A

EXHIBIT A

TARP Capital Purchase Program
Executive Compensation Reforms Proposal

Resolved: Given that CIT Group Inc. ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

Supporting Statement: Many Company shareholders are experiencing serious financial losses related to the problems afflicting our nation's credit markets and economy. The Company's financial and stock price performance has been challenged by these credit market events and their impact on the nation's economy. The Company's participation in the Stabilization Act's TARP is the result of these broad capital market problems and decisions made by Company senior executives.

Generous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by corporate performance levels are major factors undermining investor confidence in the markets and corporate leadership. Establishing renewed investor confidence in the markets and corporate leadership is a critical challenge. Congress enacted executive compensation requirements for those companies participating in the Stabilization Act's TARP. Unfortunately, we believe those executive compensation restrictions fail to adequately address the serious shortcomings of many executive compensation plans. This proposal calls for a set of more rigorous executive compensation reforms that we believe will significantly improve the pay-for-performance features of the Company's plan and help restore investor confidence. Should existing employment agreements with Company senior executives limit the Board's ability to implement any of these reforms, the Board and its compensation committee is urged to implement the proposed reforms to the greatest extent possible. At this critically important time for the Company and our nation's economy, the benefits afforded the Company from participation in the TARP justify these more demanding executive compensation reforms.


CIT

EXHIBIT B

EXHIBIT B



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 212-771-9405]

November 25, 2008

Robert J. Ingato
Executive Vice President
General Counsel and Secretary
CIT Group Inc.
505 Fifth Avenue
New York, NY 10017

Dear Mr. Ingato:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the CIT Group Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses executive compensation issues related to the Company's participation in the Troubled Asset Relief Program, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 4,635 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure